UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 1-4364
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
Ryder System, Inc.
11690 NW 105 Street
Miami, Florida 33178

REQUIRED INFORMATION

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
The Participants and Administrator
Ryder System, Inc. 401(k) Savings Plan:
In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Ryder System, Inc. 401(k) Savings Plan (the “Plan”) at December 31, 2009 and 2008 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Miami, Florida
May 20, 2010

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2009	2008
Assets
Investments (at fair value):
Mutual funds	$345,073,907	$256,159,589
Investment contracts	172,260,696	171,597,605
Common collective trusts	85,836,429	61,415,407
Ryder System, Inc. common stock fund	64,575,901	60,750,136
Participant loans receivable	27,662,506	28,908,056
Short-term money market instruments	11,628,723	17,803,660
Wrapper contracts	219,781	191,423

Total investments	707,257,943	596,825,876
Receivables:
Employer contributions	777,357	3,388,027
Participant contributions	1,060,609	442,550
Operating receivable	18,928	129,207

Total receivables	1,856,894	3,959,784

Total assets	709,114,837	600,785,660

Liabilities
Operating payable	87,890	75,366

Total liabilities	87,890	75,366

Net assets available for plan benefits (at fair value)	$709,026,947	$600,710,294

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,914,391)	883,496

Net assets available for plan benefits (at contract value)	$706,112,556	$601,593,790

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
	2009	2008
Additions to net assets attributed to:
Investment income/(loss):
Net appreciation/(depreciation) in value of investments	$96,820,164	$(209,183,300)
Dividends	3,489,164	8,509,586
Interest	7,255,941	9,860,009

Net investment income/(loss)	107,565,269	(190,813,705)

Contributions:
Employer	20,410,946	26,451,777
Participants	35,234,682	42,129,664

Total contributions	55,645,628	68,581,441

Transfer to Plan	—	1,455,577

Deductions from net assets attributed to:
Benefits paid to plan participants	58,017,712	75,903,935
Administrative expenses	674,419	687,210

Total deductions	58,692,131	76,591,145

Net increase/(decrease)	104,518,766	(197,367,832)
Net assets available for plan benefits:
Beginning of year	601,593,790	798,961,622

End of year	$706,112,556	$601,593,790

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of Plan
The following description of the Ryder System, Inc. 401(k) Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.
General
The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant’s rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.
The Plan Administrator is the Ryder System, Inc. Retirement Committee. The Plan’s trustee and recordkeeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.
Eligibility
Participation in the Plan is voluntary. In general, any salaried or non-salaried employee of the Company and participating affiliates, as well as field hourly employees of Ryder Integrated Logistics, Inc., are immediately eligible to participate in the Plan. However, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan will be excluded from participation in the Plan.
Contributions
Participant Contributions
Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of a) 50% of compensation, depending on an individual’s annual salary level, b) IRS limit of $16,500 and $15,500 for 2009 and 2008, respectively or c) such other amount as shall be determined by the Company’s Retirement Committee from time to time. Additionally, participants may elect to make after-tax contributions to the Plan. Beginning in 2009, compensation excluded any amounts contributed into the Company’s Deferred Compensation Plan.
Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $5,500 in addition to the IRS limit of $16,500 for the year ended December 31, 2009 and $5,000 in addition to the IRS limit of $15,500 for the year ended December 31, 2008. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of twenty-three

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
investment options and may direct the recordkeeper to transfer among investment options on a daily basis.
Effective September 30, 2008, the Plan replaced five of its investment options, the Fidelity Freedom Funds, with eleven lifecycle investment options, the Pyramis Index Lifecycle Funds. Balances in the Fidelity Freedom Funds were transitioned to the age appropriate Pyramis Index Lifecycle Fund. The Plan also added the Spartan International Index Fund as an investment option in 2008.
Employer Contributions
If a participant meets certain requirements related to employment date, age and service hours, the Company may contribute to the participant’s account. Company contributions are invested in the investment options in the same allocation percentages as each participant’s contributions.
Beginning January 1, 2008, salaried and non-salaried employees, other than field hourly employees of Ryder Integrated Logistics, Inc. (“RIL”), a wholly-owned subsidiary of the Company, that are not grandfathered into the Ryder System, Inc. Retirement Plan are eligible for an enhanced benefit. The enhanced benefit under the Plan provides for: (a) Company contributions equal to 3% of eligible pay, even if employees do not make contributions to the Plan and (b) a 50% Company match of participant contributions of up to 5% of eligible pay, subject to IRS limits upon meeting eligibility requirements. Beginning in 2009, eligible pay excluded any amounts contributed into the Company’s Deferred Compensation Plan.
The Company may make a discretionary contribution for salaried and non-salaried employees, other than RIL employees. This discretionary contribution is based on the Company’s attainment of specified performance goals. Company contributions will be for the benefit of those participants who meet eligibility requirements as defined by the Company’s Retirement Committee.
For field hourly employees of Ryder Integrated Logistics who meet certain requirements related to employment date, age and service hours, the Company will make a basic contribution of $400 pro-rated on an annual basis, whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and with allocations of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Expenses are generally allocated evenly across all eligible accounts. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. In 2009 and 2008, employer contributions were reduced by $685,556 and $939,789, respectively, from forfeited nonvested accounts. At December 31, 2009 and 2008, forfeited nonvested accounts available to reduce future employer contributions totaled $79,814 and $7,957, respectively.
Vesting
Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. Participants will also become fully vested in Company contributions and the earnings attributable to such contributions when they reach age 65, become permanently disabled or upon death while employed by Ryder. Ryder Integrated Logistics field hourly employees’ basic company contributions and the match on the first $300 of participant contributions are immediately fully vested.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at a rate which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.
Benefits Paid
On termination of service, if a participant’s account balance is greater than $1,000, a participant’s account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant’s consent. Terminated participants whose account balance is less than $1,000 receive automatic distributions. As of December 31, 2009 and 2008, there were no automatic distributions pending. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship as defined by the Plan. Such amounts will be considered distributions to the participant for income tax purposes.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Accounting guidance requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the plan. Accordingly, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Investment Valuation and Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividends on mutual funds and Ryder System, Inc. common stock are recorded on the record date. Interest income is recorded on the accrual basis.
Payment of Benefits
Benefits are recorded when paid.
Subsequent Events
The Plan has evaluated subsequent events through May 20, 2010, the date the financial statements were available to be issued.
3. Fair Value Measurements
The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are as follows:

Level 1
Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs for the asset or liability. These inputs reflect the Plan’s own assumption about the assumptions a market participant would use in pricing the asset or liability.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The following tables present the Plan assets that are measured at fair value, on a recurring basis, and the levels of inputs used to measure fair value:

	Fair Value Measurements
	At December 31, 2009
Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$229,257,840	—	—	$229,257,840
International growth funds	55,374,687	—	—	55,374,687
Index funds	23,775,901	—	—	23,775,901
Fixed income funds	32,788,024	—	—	32,788,024
Other funds	3,877,455	—	—	3,877,455

Total mutual funds	$345,073,907	—	—	$345,073,907

Investment contracts	6,275,559	165,367,772	617,365	172,260,696
Common collective trusts	—	85,836,429	—	85,836,429
Ryder System, Inc. common stock fund	64,575,901	—	—	64,575,901
Participant loans receivable	—	—	27,662,506	27,662,506
Short-term money market	11,628,723	—	—	11,628,723
Wrapper contracts	—	—	219,781	219,781

Total investments-fair value	$427,554,090	251,204,201	28,499,652	$707,257,943

	Fair Value Measurements
	At December 31, 2008
Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$169,589,448	—	—	$169,589,448
International growth funds	40,374,962	—	—	40,374,962
Index funds	16,569,292	—	—	16,569,292
Fixed income funds	26,932,606	—	—	26,932,606
Other funds	2,693,282	—	—	2,693,282

Total mutual funds	$256,159,589	—	—	$256,159,589

Investment contracts	—	170,741,347	856,258	171,597,605
Common collective trusts	—	61,415,407	—	61,415,407
Ryder System, Inc. common stock fund	60,750,136	—	—	60,750,136
Participant loans receivable	—	—	28,908,056	28,908,056
Short-term money market	17,803,660	—	—	17,803,660
Wrapper contracts	—	—	191,423	191,423

Total investments-fair value	$334,713,385	232,156,754	29,955,737	$596,825,876

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The following table sets forth a summary of the changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

	Level 3 Asset Gains and Losses
	Year ended December 31, 2009
			Participant
	Investment	Wrapper	loans
	contracts	contracts	receivable	Total
Balance, beginning of year	$856,258	191,423	28,908,056	$29,955,737

Realized losses	(3,826)	—	—	(3,826)

Unrealized gains relating to instruments still held at the reporting date	60,316	28,358	—	88,674

Purchases, sales, issuances and settlements (net)	(395,956)	—	(1,245,550)	(1,641,506)
Transfers into level 3	100,573	—	—	100,573

Balance, end of year	$617,365	219,781	27,662,506	$28,499,652

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Plan Benefits.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Short-term money market instruments: are stated at cost, which approximates fair value.
Synthetic guaranteed investment contracts (“GICs”): are stated at fair value. The fair value of GICs is calculated based on the market values of the underlying securities. A synthetic GIC is comprised of two components, an underlying asset and a “wrapper” contract. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal due to a participant’s retirement, disability or death, or participant-directed transfers, in accordance with the terms of the Plan.
Ryder System, Inc. common stock fund: the fund invests primarily in Ryder System, Inc. common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (R) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices.
Mutual funds: valued at quoted market prices, which represent the net asset value of the shares held in such funds.
Common collective trusts: valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Participant loans receivable: stated at the outstanding principal balance plus accrued interest, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
4. Investments
The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan’s net assets at December 31, 2009 and 2008:

	2009	2008
Ryder System, Inc. common stock fund	$64,575,901	$60,750,136
Fidelity Equity Income Fund	46,175,004	36,377,199
Fidelity Contrafund	75,133,388	57,895,735
Fidelity Diversified International Fund	54,203,497	40,309,250
Fidelity Growth Company Fund	97,225,284	67,561,336
During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains (losses) on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Mutual funds	$75,178,412	$(188,700,247)
Common collective trusts	15,003,563	(10,123,658)
Ryder System, Inc. common stock fund	6,638,189	(10,359,395)

	$96,820,164	$(209,183,300)

5. Investment Contracts with Insurance Companies
The Interest Income Fund, one of the Plan’s investment options, may be invested in short-term money market instruments and in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for the benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing option (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Average Yields	2009	2008
Based on actual earnings	2.9%	4.5%
Based on interest rate credited to participants	2.4%	3.8%
6. Risks and Uncertainties
The Plan’s invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across twenty-three participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder System, Inc. common stock fund, which invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.
7. Plan Transfers
There were no transfers into or out of the Plan during 2009. During 2008, assets of $1,455,577 were transferred into the Plan as a result of an acquisition by the Company.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
8. Related Party Transactions
The Plan holds shares of Ryder System, Inc. common stock (1,554,035 and 1,555,410 shares at December 31, 2009 and 2008, respectively) and recorded dividend income, net realized gains (losses) on sale and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these shares qualify as a party in interest.
The Plan also holds shares of mutual funds managed by Fidelity Management Company, which is affiliated with the Plan’s current trustee. The Plan has recorded dividend income, net realized gains (losses) on sales and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these transactions qualify as a party in interest. Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $275,049 and $333,272 for the years ended December 31, 2009 and 2008, respectively.
9. Plan Termination
While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant’s account.
10. Tax Status of the Plan
The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the “Code”) and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated June 4, 2002 has been obtained from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.
Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.
Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
11. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$706,112,556	$601,593,790

Adjustment for fair value of fully benefit-responsive investment contracts	2,914,391	(883,496)

Net assets available for benefits per the Form 5500	$709,026,947	$600,710,294

For purposes of the financial statements, the investment in the Ryder System, Inc. common stock fund is presented as a unitized stock fund. The underlying assets are segregated on the Form 5500.

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

		(c)
		Description of Investment Including				(e)
	(b)	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	or Maturity Value		Cost		Value
	SHORT TERM MONEY MARKET INSTRUMENTS:

*	FID INST CASH PORT: MM FUND CLASS I	—	2.014%	*	*	$11,628,723

	INVESTMENT CONTRACTS:
	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:

	CASH					6,275,559
	ANZ NATL INTL	7/19/2013	6.2000%	*	*	215,365
	AT&T CORP	11/15/2013	6.7000%	*	*	84,124
	AT&T WIRELESS	3/1/2011	7.8750%	*	*	198,116
	AXA FINL INC	8/1/2010	7.7500%	*	*	262,175
	ABBEY NATL	11/10/2014	3.8750%	*	*	464,162
	AMCAR 04-DF A4	7/6/2011	3.4300%	*	*	31,951
	APART 07-1 B	3/8/2011	5.3500%	*	*	66,877
	APART 07-1 C	2/28/2014	5.4300%	*	*	40,687
	APART 07-2M A3A	4/8/2010	5.2200%	*	*	62,898
	AMCAR 06-BG A4	9/6/2013	5.2100%	*	*	177,145
	AVON PRODUCTS	3/1/2013	4.8000%	*	*	160,864
	BBVA BANC	7/22/2015	5.3975%	*	*	201,783
	BHP BILLITON	3/29/2012	5.1250%	*	*	360,962
	BP CAPITAL MARKETS	11/7/2013	5.2500%	*	*	190,896
	BP CAPITAL MARKETS	3/10/2012	3.1250%	*	*	301,508
	BP CAPITAL MARKETS	8/11/2011	1.5500%	*	*	106,393
	BNP PARIBAS	12/21/2012	2.1250%	*	*	288,674
	BTM CURACAO	7/21/2015	4.7600%	*	*	113,996
	BALTIMORE G&E	7/1/2013	6.1250%	*	*	150,010
	BACM 00-2 A2	9/15/2032	7.1970%	*	*	45,695
	BACM 04-6 XP	12/10/2042	0.4975%	*	*	10,103
	BACM 2003-2 A2	3/11/2041	4.3420%	*	*	135,786
	BACM 04-2 XP	11/10/2038	1.0127%	*	*	6,330
	BACM 04-4 A3	7/10/2042	4.1280%	*	*	44,785
	BACM 05-4 A1	7/10/2045	4.4320%	*	*	25,911
	BACM 05-6 A1	9/10/2047	5.0010%	*	*	62,907
	BACM 06-5 A1	9/10/2047	5.1850%	*	*	49,945
	BOA FDIC GTD MTN	4/30/2012	2.1000%	*	*	323,080
	BANK AMERICA	2/15/2010	7.8000%	*	*	65,306
	BANK AMERICA	5/1/2013	4.9000%	*	*	124,341
	BANK AMER GMTN	5/15/2014	7.3750%	*	*	411,890
	BANK OF NEW YORK	1/14/2011	4.9500%	*	*	42,549
	BANK NY MELLON GLB	11/1/2012	4.9500%	*	*	116,120
	BONY MTN	5/15/2014	4.3000%	*	*	196,780
	BANK ONE CORP	8/1/2010	7.8750%	*	*	322,621

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

		(c)
		Description of Investment Including				(e)
	(b)	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	or Maturity Value		Cost		Value
	BANK OF TOKYO MIT GL	4/15/2010	8.4000%	*	*	465,152
	BARCLAYS MTN	1/23/2013	2.5000%	*	*	450,670
	BAYC 04-1 A	4/25/2034	0.5888%	*	*	36,767
	BAYC 04-2 A	8/25/2034	0.6588%	*	*	29,916
	BAYC 04-2 M1	8/25/2034	0.8088%	*	*	9,374
	BSCMS 04-PWR5 X2	7/11/2042	0.8189%	*	*	17,510
	BSCMS 04-T16 X2	2/13/2046	0.7159%	*	*	11,747
	BSCMS 03-T12 X2	8/13/2039	0.4937%	*	*	14,222
	BSCMS 04-PWR6 X2	11/11/2041	0.6186%	*	*	11,728
	BSCMS 05-PWR9 A1	9/11/2042	4.4980%	*	*	63,798
	BSCMS 05-T20 A1	10/12/2042	4.9400%	*	*	38,562
	BSCMS 2006-T22 A1	4/12/2038	5.4150%	*	*	67,705
	BSCMS 2006-T24 X2	10/12/2041	0.4280%	*	*	29,085
	BSCMS 07-PW15 A1	2/11/2044	5.0160%	*	*	10,532
	BEAR STEARNS CO	1/7/2010	4.2450%	*	*	234,731
	BRHEA 05-4 A5	12/1/2040	4.9100%	*	*	97,927
	BRHEA 06-A A2R 3	12/1/2041	1.0006%	*	*	270,253
	BRITISH G STEP	12/15/2010	9.1250%	*	*	478,542
	COMM 05-C6 A2	6/10/2044	4.9990%	*	*	88,639
	COMM 05-C6 XP	6/10/2044	0.1202%	*	*	14,084
	CPS 07-B A3	11/15/2011	5.4700%	*	*	58,547
	CPS 2007-C A3	5/15/2012	5.4300%	*	*	67,389
	CANADA GOVT	9/10/2014	2.3750%	*	*	247,489
	CARAT 07-1 B	9/17/2012	5.1500%	*	*	128,075
	CARAT 07-SN1 B	3/15/2011	5.5200%	*	*	60,408
	CARAT 07-SN1 C	3/15/2011	5.7300%	*	*	35,130
	COAFT 05-C A4A	6/15/2012	4.7100%	*	*	67,946
	COMET 2006-A6	2/18/2014	5.3000%	*	*	210,190
	COMET 07-B3	3/15/2013	5.0500%	*	*	819,132
	COMET 07-B5	5/15/2013	5.4000%	*	*	391,517
	COMET 09-A2	4/15/2014	3.2000%	*	*	573,560
	COPAR 06-2 A4	7/15/2012	4.9400%	*	*	86,091
	COPAR 2007-1 B1	12/15/2013	5.7600%	*	*	121,676
	CARGILL INC	6/1/2012	6.3750%	*	*	607,551
	CDTIM 05-1A A1	5/20/2017	4.6700%	*	*	18,490
	CHAIT 2008-A9	5/15/2013	4.2600%	*	*	124,983
	CHASE MANHATTAN	6/15/2010	7.8750%	*	*	279,389
	CITIGROUP INC	10/17/2012	5.3000%	*	*	1,032,637
	CCCIT 07-B2	4/2/2012	5.0000%	*	*	526,222
	CCCIT 07-A5	6/22/2012	5.5000%	*	*	430,137
	CCCIT 07-B6	11/8/2012	5.0000%	*	*	390,025
	CCCIT 2009-A3	6/24/2013	2.7000%	*	*	478,972
	CGCMT 04-C2 XP	10/15/2041	0.9083%	*	*	11,508
	CGCMT 05-EMG A2	9/20/2051	4.2211%	*	*	140
	CITI FDG FDIC	10/22/2012	1.8750%	*	*	791,089

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

		(c)
		Description of Investment Including				(e)
	(b)	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	or Maturity Value		Cost		Value
	CITIGR FDG FDIC	11/15/2012	1.8750%	*	*	604,115
	CITIBANK FDIC MTN	6/4/2012	1.8750%	*	*	392,784
	CITIBANK NA FDIC	7/12/2011	1.5000%	*	*	578,086
	CWCI 07-C2 A1	4/15/2047	5.0640%	*	*	63,593
	COMM 06-C8 XP	12/10/2046	0.4837%	*	*	132,518
	COMM 04-LB4A XP	10/15/2037	0.7163%	*	*	25,479
	COMM 05-LP5 XP	52,361	0.2738%	*	*	8,319
	GCCFC 07-GG11 XP	12/10/2049	0.4798%	*	*	120,504
	COMMONWEALTH BANK A US	10/15/2014	3.7500%	*	*	464,760
	COMMONWEALTH MTN	9/17/2014	2.9000%	*	*	862,868
	CONTL AIR 991A	2/2/2019	6.5450%	*	*	183,768
	COUNTRYWIDE MTN	3/22/2011	4.0000%	*	*	104,261
	COUNTRYWIDE MTN	6/7/2012	5.8000%	*	*	681,842
	COVIDIEN INT	10/15/2010	5.1500%	*	*	442,850
	COVIDIEN INT GLB	10/15/2012	5.4500%	*	*	306,201
	CREDIT SUISSE NY	5/15/2013	5.0000%	*	*	610,437
	CSFB 03-C5 A3	12/15/2036	4.4290%	*	*	122,548
	CSFB 03-C4 A3	8/15/2036	4.7000%	*	*	120,706
	CSMC 07-C3 A1	6/15/2039	5.6640%	*	*	38,975
	CSMC 06-C5 ASP	12/15/2039	0.6708%	*	*	117,170
	CSMC 07-C1 A1	2/15/2040	5.2270%	*	*	45,616
	CSMC 07-C1 ASP	2/15/2040	0.4174%	*	*	131,505
	CSMC 07-C2 A1	1/15/2049	5.2690%	*	*	35,905
	CSFB 05-C1 ASP	2/15/2038	0.3235%	*	*	12,430
	CSFB 05-C4 ASP	8/15/2038	0.2365%	*	*	35,445
	CSFB 05-C2 ASP	4/15/2037	0.5347%	*	*	17,858
	CREDIT SUISSE MTN	7/2/2012	3.4500%	*	*	585,678
	DBS BK LTD	5/16/2017	5.1250%	*	*	413,307
	DLJCM 00-CF1 A1B	6/10/2033	7.6200%	*	*	47,796
	DCAT 2006-C B	4/8/2013	5.1100%	*	*	227,704
	DEUTSCHE TEL	3/23/2011	5.3750%	*	*	111,024
	DIAGEO CPTL GLB	1/30/2013	5.2000%	*	*	185,702
	DIAGEO FIN GLBL	4/1/2011	3.8750%	*	*	187,529
	EDP FINANCE BV	11/2/2012	5.3750%	*	*	336,552
	ERP OPERAT LP	10/1/2012	5.5000%	*	*	90,981
	ENEL FIN INTL	1/15/2013	5.7000%	*	*	442,205
	FHLM ARM 4.889% #847126	3/1/2033	3.9690%	*	*	2,097
	FHLM ARM 4.69% #1B2428	11/1/2035	4.7150%	*	*	212,490
	FHLM ARM 4.68% #847584	1/1/2036	3.6910%	*	*	23,697
	FHLM ARM 4.305% #848083	6/1/2035	3.9450%	*	*	31,737
	FHLM ARM 3.88% #848084	1/1/2035	2.6240%	*	*	23,472
	FHLM ARM 4.542% #848085	4/1/2035	4.5510%	*	*	72,922
	FHLM ARM 3.479% #848086	3/1/2035	3.3110%	*	*	35,487
	FHLM ARM 4.482% #848088	4/1/2035	3.4670%	*	*	541,759
	FHLM ARM 4.485% #848089	1/1/2035	3.2940%	*	*	326,295

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

		(c)
		Description of Investment Including				(e)
	(b)	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	or Maturity Value		Cost		Value
	FHLM ARM 4.277% #848090	2/1/2035	3.3020%	*	*	87,976
	FHLM ARM 5.084% #1J0005	8/1/2035	5.0850%	*	*	24,255
	FHLG 15YR 5.00% #G13598	4/1/2020	5.0000%	*	*	667,410
	FHLM ARM 4.941% #1J1228	11/1/2035	3.0330%	*	*	74,162
	FHLM ARM 5.26% #1J1274	1/1/2036	3.3430%	*	*	57,327
	FHLM ARM 4.93% #1K1215	9/1/2035	4.9140%	*	*	84,257
	FHLM ARM 5.78% #1N0063	10/1/2035	5.6790%	*	*	20,787
	FHLM ARM 5.62% #1N0117	12/1/2035	2.6740%	*	*	98,907
	FHLM ARM 5.34% #1L0097	6/1/2035	4.1860%	*	*	44,687
	FHLM ARM 4.486% #1Q0758	5/1/2035	3.7750%	*	*	326,807
	FHLM ARM 4.199% #848185	8/1/2036	4.1040%	*	*	43,115
	FHLM ARM 4.571% #848186	3/1/2035	3.8520%	*	*	56,951
	FHR 2313 C	5/15/2031	6.0000%	*	*	70,302
	FHLB	8/22/2012	1.7500%	*	*	363,136
	FHLB	11/21/2012	1.6250%	*	*	2,566,002
	FHLB	12/28/2011	1.0000%	*	*	995,885
	FHLB	1/16/2013	1.5000%	*	*	1,662,906
	FNMA	2/16/2012	5.0000%	*	*	700,866
	FHLMC	3/23/2012	2.1250%	*	*	1,531,665
	FHLMC	12/15/2011	1.1250%	*	*	1,778,363
	FNMA 15YR #253633	1/1/2016	6.5000%	*	*	28,702
	FNMA 15YR #545725	6/1/2017	7.0000%	*	*	48,613
	FNMA 15YR #555532	12/1/2017	7.0000%	*	*	76,805
	FNMA 20YR #555867	11/1/2023	5.5000%	*	*	207,440
	FNMA ARM #555923	7/1/2036	2.7830%	*	*	38,446
	FNMA 15YR #619196	2/1/2016	7.0000%	*	*	8,188
	FNMA 15YR #637071	3/1/2017	6.5000%	*	*	81,252
	FNR 01-52 XM	11/25/2010	6.5000%	*	*	10,939
	FNR 03-83 TH	11/25/2016	4.5000%	*	*	248,490
	FNR 04-3 HA	7/25/2017	4.0000%	*	*	99,447
	FHR 2626 NA	6/15/2023	5.0000%	*	*	66,249
	FNR 2004-15 AB	9/25/2017	4.0000%	*	*	66,743
	FHR 2867 EA	11/15/2018	4.5000%	*	*	104,308
	FNR 2008-29 CA	9/25/2035	4.5000%	*	*	733,384
	FNR 2008-95 AD	12/25/2023	4.5000%	*	*	707,699
	FNMA	3/23/2011	1.7500%	*	*	87,461
	FNMA	3/13/2014	2.7500%	*	*	671,050
	FNMA	5/15/2014	2.5000%	*	*	460,567
	FNMA ARM #694530	3/1/2033	4.3060%	*	*	5,167
	FNMA ARM #695019	2/1/2033	2.2800%	*	*	6,489
	FNMA ARM #703915	5/1/2033	3.6100%	*	*	4,129
	FNMA ARM #712321	6/1/2033	4.5630%	*	*	100,368
	FNMA 15YR #734729	9/1/2018	4.0000%	*	*	247,792
	FNMA ARM #735011	11/1/2034	3.0950%	*	*	82,101
	FNMA 15YR #745874	7/1/2020	4.5000%	*	*	100,734

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

		(c)
		Description of Investment Including				(e)
	(b)	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	or Maturity Value		Cost		Value
	FNMA ARM #745972	11/1/2036	3.7260%	*	*	71,705
	FNMA ARM #746320	10/1/2033	2.7990%	*	*	12,214
	FNMA ARM #754672	10/1/2033	2.4030%	*	*	4,356
	FNMA ARM #755148	10/1/2033	2.6000%	*	*	11,616
	FNMA ARM #773281	3/1/2035	4.4020%	*	*	22,831
	FNMA ARM #783587	3/1/2035	4.2270%	*	*	32,937
	FNMA ARM #801635	7/1/2034	3.3580%	*	*	5,248
	FNMA ARM #802852	12/1/2034	2.6970%	*	*	85,056
	FNMA ARM #815586	3/1/2035	3.1720%	*	*	5,516
	FNMA ARM #815626	5/1/2035	4.7480%	*	*	20,268
	FNMA ARM #816322	3/1/2035	2.9210%	*	*	2,104
	FNMA ARM #823810	6/1/2035	5.0280%	*	*	22,801
	FNMA ARM #826362	7/1/2035	4.6250%	*	*	156,431
	FNMA ARM #829603	8/1/2035	2.8130%	*	*	17,701
	FNMA ARM #832099	7/1/2035	3.3800%	*	*	41,583
	FNMA ARM #834917	7/1/2035	2.1290%	*	*	4,848
	FNMA ARM #843013	12/1/2034	2.5020%	*	*	13,770
	FNMA ARM #847787	10/1/2035	3.1240%	*	*	22,102
	FNMA ARM #886983	6/1/2036	4.2880%	*	*	12,750
	FNMA ARM #888382	7/1/2035	4.8700%	*	*	122,538
	FNMA ARM #888398	9/1/2036	4.9760%	*	*	270,053
	FNMA 15YR #888889	12/1/2018	4.5000%	*	*	450,916
	FNMA 15YR #889335	6/1/2018	4.5000%	*	*	376,583
	FNMA 15YR #889336	12/1/2018	4.5000%	*	*	442,915
	FNMA ARM #889704	10/1/2037	4.3680%	*	*	68,206
	FNMA ARM #889946	5/1/2035	2.7870%	*	*	110,524
	FNMA ARM #995015	2/1/2036	4.5420%	*	*	1,140,006
	FNMA ARM #995016	7/1/2035	3.7810%	*	*	249,687
	FNMA ARM #995017	2/1/2035	3.3000%	*	*	945,715
	FNMA ARM #995269	7/1/2035	3.5690%	*	*	795,501
	FNMA ARM #995271	2/1/2036	4.7850%	*	*	197,530
	FNMA ARM #995272	5/1/2035	3.5080%	*	*	9,779
	FNMA ARM #995273	7/1/2035	3.3100%	*	*	41,791
	FNMA ARM #995274	2/1/2034	3.3330%	*	*	2,260
	FNMA ARM #995414	7/1/2035	2.9730%	*	*	93,266
	FNMA ARM #995415	10/1/2035	3.2390%	*	*	336,288
	FNMA ARM #995604	11/1/2035	4.6870%	*	*	156,101
	FNMA ARM #995605	4/1/2035	3.0460%	*	*	171,660
	FNMA ARM #995606	11/1/2036	3.4840%	*	*	111,244
	FNMA ARM #995607	3/1/2037	3.5640%	*	*	87,307
	FNMA ARM #995609	4/1/2035	3.4980%	*	*	46,779
	FNMA 15YR #995756	12/1/2018	5.0000%	*	*	204,576
	FNMA 15YR #995836	7/1/2020	5.0000%	*	*	720,129
	FNMA 15YR #995861	1/1/2021	5.0000%	*	*	321,760
	FNMA 15YR #995902	5/1/2019	5.0000%	*	*	287,003

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

		(c)
		Description of Investment Including				(e)
	(b)	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	or Maturity Value		Cost		Value
	FNMA ARM #AC0036	2/1/2039	3.0880%	*	*	528,715
	FNMA ARM #AD0011	3/1/2034	3.6920%	*	*	10,244
	FNMA ARM #AD0064	1/1/2035	2.3670%	*	*	495,254
	FNMA ARM #AD0065	9/1/2035	5.1250%	*	*	372,108
	FNMA ARM #AD0066	12/1/2033	4.1230%	*	*	183,274
	FNMA ARM #AD0068	4/1/2036	2.2200%	*	*	47,470
	FNMA 15YR #AD0116	11/1/2018	4.5000%	*	*	1,016,560
	FNMA 15YR #AD0117	10/1/2018	4.5000%	*	*	1,687,086
	FNMA 15YR #AD0118	7/1/2018	4.5000%	*	*	890,262
	FNMA ARM #AD0175	2/1/2036	4.8000%	*	*	30,765
	FNMA ARM #AD0176	5/1/2035	4.1410%	*	*	275,602
	FNMA ARM #AD0177	9/1/2034	3.2650%	*	*	12,151
	FNMA ARM #AD0178	4/1/2036	2.2610%	*	*	30,174
	FORDO 2006-B	2/15/2012	5.4300%	*	*	219,185
	FORDO 2006-C B	6/15/2012	5.3000%	*	*	99,792
	FORDO 07-A B	10/15/2012	5.6000%	*	*	58,341
	FRANCE TELE MTN	7/8/2014	4.3750%	*	*	251,601
	FRNK 06-1 A4	7/21/2014	5.0300%	*	*	364,218
	FRNK 06-1 B1	7/21/2014	5.1400%	*	*	35,375
	FRNK 07-1 B	2/16/2015	5.1300%	*	*	129,847
	FUJI FIN	4/15/2010	8.6250%	*	*	313,344
	GEBL 03-1 A	4/15/2031	0.6619%	*	*	59,292
	GEMNT 07-1 B	3/15/2013	4.9500%	*	*	358,657
	GEMNT 2007-3 B	6/15/2013	5.4900%	*	*	382,034
	GECMC 07-C1 XP	12/10/2049	0.2074%	*	*	40,905
	GMACC 04-C2 A2	8/10/2038	4.7600%	*	*	89,680
	GMACC 05-C1 X2	5/10/2043	0.6685%	*	*	13,978
	GMAC INC FDIC	10/30/2012	1.7500%	*	*	458,369
	GSMS 01-LIBA C	2/14/2016	6.7330%	*	*	100,920
	GCOSL 06-1A NOTE	3/1/2022	5.7200%	*	*	84,896
	GENERAL DYNAMIC MTN	7/15/2011	1.8000%	*	*	344,922
	GE CAP	2/1/2011	5.2000%	*	*	660,218
	GECAP MTN	5/13/2014	5.9000%	*	*	294,013
	GE CAP CORP	8/13/2012	3.5000%	*	*	1,344,266
	GE CAP FDIC	12/9/2011	3.0000%	*	*	464,695
	GE CAP FDIC	3/11/2011	1.8000%	*	*	721,878
	GE CAP FDIC MTN	12/28/2012	2.6250%	*	*	535,800
	GE CAP FDIC GMTN	9/28/2012	2.0000%	*	*	261,680
	GLAXOSMTH KLINE	5/15/2013	4.8500%	*	*	107,965
	GOLDMAN SA FDIC	3/15/2012	2.1500%	*	*	102,254
	GNR 02-35 C	10/16/2023	5.8635%	*	*	372
	GPMH 01-1 IA	4/20/2032	0.5688%	*	*	15,151
	GCCFC 03-C1 A2	7/5/2035	3.2850%	*	*	101,621
	GCCFC 04-GG1 A4	6/10/2036	4.7550%	*	*	252,057
	GCCFC 05-GG3 XP	8/10/2042	0.6926%	*	*	59,149

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

		(c)
		Description of Investment Including				(e)
	(b)	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	or Maturity Value		Cost		Value
	GCCFC 05-GG5 XP	4/10/2037	0.0947%	*	*	46,798
	GSALT 07-1 B	12/15/2014	5.5300%	*	*	44,312
	HSBC USA FDIC	12/16/2011	3.1250%	*	*	165,785
	HAT 2006-3 A3	9/19/2011	5.2800%	*	*	129,578
	HAT 07-1 A3	11/17/2011	5.3000%	*	*	49,427
	HAT 07-1 A4	11/17/2013	5.3300%	*	*	239,837
	HUTCHISON WH	11/24/2010	5.4500%	*	*	155,306
	HART 06-1 B	11/15/2012	5.2900%	*	*	5,355
	HART 06-1 C	11/15/2012	5.3400%	*	*	6,690
	HART 2007-A A3A	1/17/2012	5.0400%	*	*	101,561
	JP MORGAN CS GLB	2/1/2011	6.7500%	*	*	70,393
	JPMORGAN CHASE	9/1/2015	4.8910%	*	*	137,480
	JPMORGAN CHASE	5/1/2013	4.7500%	*	*	406,234
	JPMC CO MTN	6/1/2014	4.6500%	*	*	792,986
	JPMCC 2001-C1 A2	10/12/2035	5.4640%	*	*	28,205
	JPMCC 04-CB9 A2	6/12/2041	5.1080%	*	*	224,445
	JPMCC 2006-LDP9 A1	5/15/2047	5.1700%	*	*	95,827
	JPMCC 07-LDP10 A	1/15/2049	5.1220%	*	*	44,091
	JACKSON NATL	5/8/2013	5.3750%	*	*	131,367
	JPMRT 2006-A A4	12/15/2014	5.1400%	*	*	177,652
	JPMART 2006-A B	12/15/2014	5.3600%	*	*	14,489
	JPMORGAN FDIC	12/1/2011	3.1250%	*	*	290,524
	KEYSPAN CORP	11/15/2010	7.6250%	*	*	95,781
	KRAFT FOODS INC	8/11/2010	5.6250%	*	*	330,888
	KFW GLB	5/15/2012	4.7500%	*	*	441,790
	KFW GLB	5/16/2013	3.5000%	*	*	481,504
	LBUBS 07-C1 A1	2/15/2040	5.3910%	*	*	40,985
	LBUBS 01-WM X	7/14/2016	0.5408%	*	*	9,930
	LBUBS 07-C2 A1	2/15/2040	5.2260%	*	*	30,170
	LBUBS 00-C3 A2	5/15/2025	7.9500%	*	*	32,812
	LBUBS 00-C5 A2	12/15/2026	6.5100%	*	*	115,303
	LBUBS 04-C6 A2	8/15/2029	4.1870%	*	*	34,506
	LBUBS 2006-C3 A1	3/15/2039	5.4780%	*	*	32,975
	LBART 2006-B A4	9/15/2013	5.1800%	*	*	122,372
	MBNAS 2005-A6	1/15/2013	4.5000%	*	*	306,673
	MLCFC 07-6 A1	3/12/2051	5.1750%	*	*	37,203
	MANUFTRS & TRD	4/1/2013	1.7506%	*	*	369,536
	MVCOT 05-2 A	10/20/2027	5.2500%	*	*	50,424
	MVCOT 06-2A	10/20/2028	5.3620%	*	*	40,424
	MVCOT 06-2A B	10/20/2028	5.4420%	*	*	7,952
	MVCOT 06-2A C	10/20/2028	5.6910%	*	*	2,908
	MASSMUTUAL GL	7/16/2012	3.6250%	*	*	104,423
	MARM 04-11 1A4	11/25/2034	0.7556%	*	*	295
	MERRILL LYNCH CO	2/5/2013	5.4500%	*	*	46,198
	MERRILL LYNCH CO	4/25/2013	6.1500%	*	*	114,632

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

		(c)
		Description of Investment Including				(e)
	(b)	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	or Maturity Value		Cost		Value
	MLMT 04-MKB1 A2	2/12/2042	4.3530%	*	*	236,127
	MLMT 04-BPC1 XP	9/12/2041	0.7606%	*	*	40,931
	MLMT 05-MKB2 XP	9/12/2042	0.2115%	*	*	4,274
	MET LIFE GLBL	7/25/2011	5.7500%	*	*	225,946
	MET LIFE MTN	6/10/2014	5.1250%	*	*	176,174
	MET LIFE GBL	9/17/2012	2.8750%	*	*	347,524
	MIDAMERICAN ENRG	7/15/2012	5.6500%	*	*	315,094
	MLCFC 06-3 XP	7/12/2046	0.6539%	*	*	80,791
	MLCFC 07-8 A1	8/12/2049	4.6220%	*	*	68,321
	MONUMENTAL GLOBAL	4/22/2013	5.5000%	*	*	62,367
	MSTDW GLOBAL	4/15/2011	6.7500%	*	*	107,373
	MSC 03-IQ5 X2	4/15/2038	0.8735%	*	*	10,145
	MSC 04-TOP13 X2	9/13/2045	0.8653%	*	*	11,907
	MSC 04-HQ3 A2	1/13/2041	4.0500%	*	*	79,935
	MSC 06-T21 A1	10/12/2052	4.9250%	*	*	121,050
	MORGAN STANLEY	5/13/2014	6.0000%	*	*	216,640
	MSC 2007-HQ11 A1	2/12/2044	5.2460%	*	*	73,261
	MSC 07-IQ13 A1	3/15/2044	5.0500%	*	*	73,186
	MORGAN STANLEY FDIC	12/1/2011	3.2500%	*	*	343,211
	NATIONAL AUST BANK	6/12/2013	5.3500%	*	*	269,791
	NATIONAL AUST BANK	11/16/2012	2.3500%	*	*	458,382
	NCSLT 2007-2 AIO	7/25/2012	6.7000%	*	*	61,334
	NCSLT 2006-2 AIO	8/25/2011	6.0000%	*	*	5,880
	NCSLT 05-2 AIO	3/25/2012	7.7300%	*	*	2,912
	NCSLT 06-1 A-IO	4/25/2011	5.5000%	*	*	18,696
	NCSLT 04-GT1 IO1	6/25/2010	7.8700%	*	*	9,732
	NCSLT 2006-3 AIO	1/25/2012	7.1000%	*	*	80,641
	NCSLT 06-4 AIO	2/27/2012	6.3500%	*	*	57,167
	NCSLT 2007-1 AIO	4/25/2012	7.2700%	*	*	84,135
	NY LIFE	12/14/2012	2.2500%	*	*	269,719
	NY LIFE GLB	5/9/2013	4.6500%	*	*	295,984
	NORD 07-1A	5/15/2013	4.9200%	*	*	581,181
	NORTHERN TRUST CO	8/15/2013	5.5000%	*	*	55,734
	NORTHERN TRUST CO	5/1/2014	4.6250%	*	*	49,373
	NEF 05-1 A5	10/30/2045	0.9988%	*	*	163,396
	ORIX CORP	11/22/2011	5.4800%	*	*	35,337
	PECO ENERGY MTN	10/15/2013	5.6000%	*	*	197,746
	PNC FUNDING MTN	6/10/2014	5.4000%	*	*	289,608
	PACIFIC GAS & ELECTRIC	12/1/2013	6.2500%	*	*	178,953
	PETRO EXP	6/15/2010	4.6230%	*	*	20,835
	PETRO EXP	6/15/2010	4.6330%	*	*	12,611
	PFIZER	3/15/2012	4.4500%	*	*	321,226
	PHILIP MORRIS	5/16/2013	4.8750%	*	*	73,261
	PRIME PROP FNDG	6/15/2011	5.6000%	*	*	133,523
	PROCTOR & GAMBLE INTL	8/26/2011	1.3500%	*	*	335,238

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

		(c)
		Description of Investment Including				(e)
	(b)	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	or Maturity Value		Cost		Value
	RABOBANK NEDER	8/17/2012	2.6500%	*	*	1,225,619
	RAS LAF YANK	3/15/2014	8.2940%	*	*	144,532
	RIO TINTO FIN	7/15/2013	5.8750%	*	*	439,133
	ROYAL BANK Y$CD	3/15/2013	2.2500%	*	*	610,748
	ROYAL BANK SCT	3/30/2012	1.5000%	*	*	446,221
	SBC COMM GLOBAL	3/15/2011	6.2500%	*	*	220,862
	SBC COMM GLOBAL	2/1/2012	5.8750%	*	*	179,152
	SVOVM 05-A	2/20/2021	5.2500%	*	*	54,824
	SBM7 00-C3 A2	12/18/2033	6.5920%	*	*	212,450
	SANTANDER	6/20/2016	5.8050%	*	*	181,696
	SCOTLAND INTL	8/15/2010	7.7000%	*	*	261,007
	SHELL INTL FIN	9/22/2011	1.3000%	*	*	372,278
	SIMON PROPERTY	5/30/2013	5.3000%	*	*	145,092
	SOUTHERN CO	5/15/2014	4.1500%	*	*	69,255
	STATE ST CORP	5/30/2014	4.3000%	*	*	41,541
	LLL 1997-LLI D	10/12/2034	7.1500%	*	*	87,034
	SASC 04-NP1 A	9/25/2033	0.6288%	*	*	11,513
	SVENSKA MTN	9/14/2012	2.8750%	*	*	659,564
	TELECOM ITALIA	1/15/2010	4.0000%	*	*	254,804
	TELEFONOS MEXICO	1/27/2010	4.7500%	*	*	572,779
	TRANSCAPIT	3/5/2014	5.6700%	*	*	333,386
	TAROT 2006-C A4	5/13/2013	5.3100%	*	*	158,261
	HCARD 07-1 B	6/15/2012	5.5300%	*	*	271,853
	US CNTRL FED CU	10/19/2012	1.9000%	*	*	280,845
	UNCREDIT LUX	1/13/2017	5.5840%	*	*	293,378
	US BANCORP MTN	5/15/2014	4.2000%	*	*	302,588
	USTN	8/31/2011	4.6250%	*	*	224,931
	USTN	5/31/2012	4.7500%	*	*	7,892,400
	USTN	7/31/2012	4.6250%	*	*	11,236,504
	USTN	9/30/2013	3.1250%	*	*	1,837,979
	USTN	10/31/2013	2.7500%	*	*	1,301,559
	USTN	11/30/2013	2.0000%	*	*	7,672,636
	USTN	11/15/2011	1.7500%	*	*	1,183,361
	USTN	12/15/2011	1.1250%	*	*	1,959,718
	USTN	1/15/2012	1.1250%	*	*	627,662
	USTN	2/28/2014	1.8750%	*	*	1,254,187
	USTN	6/15/2012	1.8750%	*	*	10,615,949
	USTN	12/15/2012	1.1250%	*	*	9,901,171
	USTN	12/31/2011	1.0000%	*	*	8,716,660
	USTN	11/30/2011	0.7500%	*	*	12,015,132
	UNITED HEALTH	11/15/2010	5.1250%	*	*	478,928
	VERIZON COM INC	4/15/2013	5.2500%	*	*	223,256
	VERIZON WIRELESS	2/1/2012	5.2500%	*	*	210,005
	VERIZON WIRELESS	5/20/2011	3.7500%	*	*	683,388
	VERIZON NEW YORK	4/1/2012	6.8750%	*	*	475,237

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

		(c)
		Description of Investment Including				(e)
	(b)	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	or Maturity Value		Cost		Value
	VODAFONE GRP PLC	6/15/2011	5.5000%	*	*	95,139
	WBCMT 03-C6	8/15/2035	4.4980%	*	*	90,056
	WBCMT 03-C8	11/15/2035	0.3194%	*	*	2,613
	WBCMT 05-C18 XP	4/15/2042	0.3091%	*	*	16,675
	WBCMT 2004-C15 A2	10/15/2041	4.0390%	*	*	325,469
	WBCMT 04-C15 XP	10/15/2041	0.8897%	*	*	53,217
	WALOT 06-1B	7/20/2012	5.1500%	*	*	124,013
	WALOT 06-1 C	11/20/2012	5.2200%	*	*	276,349
	WALOT 06-2 B	6/20/2012	5.2900%	*	*	216,352
	WALOT 06-2 C	10/22/2012	5.3400%	*	*	102,581
	WALOT 07-1 B	7/20/2012	5.3800%	*	*	285,567
	WALOT 07-1 C	10/22/2012	5.4500%	*	*	194,941
	WBCMT 07-C30 A1	12/15/2043	5.0310%	*	*	61,312
	WBCMT 2007-C30 XP	12/15/2043	0.4342%	*	*	88,240
	WALMART STORES MTN	5/15/2014	3.2000%	*	*	245,386
	WMMNT 2007-A4A	10/15/2014	5.2000%	*	*	155,094
	WMMNT 07-A5A	10/15/2014	0.9819%	*	*	40,051
	WELLS FARGO	10/29/2010	3.9800%	*	*	155,059
	WELLS FARGO	1/15/2010	4.2000%	*	*	188,744
	WELLS FARGO	10/23/2012	5.2500%	*	*	110,982
	WESTPAC BKG	11/19/2012	2.2500%	*	*	400,107
	YALE UNIV MTN	10/15/2014	2.9000%	*	*	150,062

						172,260,696

	WRAPPER CONTRACTS:
	AIG Financial Products Corp, ACT/944674	evergreen	4.768% contract	*	*	46,068
	AEGON USA Inc., ACT/MDA00794TR	evergreen	4.768% contract	*	*	21,436
	JP Morgan Chase Bank, ACT/ARYDER-2-07	evergreen	4.768% contract	*	*	—
	Rabbobank Nederland, ACT/RYD040701	evergreen	4.768% contract	*	*	74,487
	State Street Bank and Trust Company, ACT/107035	evergreen	4.768% contract	*	*	77,790

	Total Investment and Wrapper Contracts					172,480,477

	MUTUAL FUNDS:
*	Fidelity Equity-Income Fund		1,179,739 shares	*	*	46,175,004
*	Fidelity Contrafund		1,289,180 shares	*	*	75,133,388
*	Fidelity Diversified International Fund		1,935,839 shares	*	*	54,203,497
*	Fidelity U.S. Bond Index Fund		2,964,559 shares	*	*	32,788,024
	Spartan U.S. Equity Index Fund		460,822 shares	*	*	18,170,198
*	Fidelity Growth Company Fund		1,409,459 shares	*	*	97,225,284
	UAM: Rice, Hall, James Small Cap Portfolio		797,336 shares	*	*	10,724,164
	Spartan Extended Market Index		184,398 shares	*	*	5,605,703
	OSIC LAU/R Discovery Institution		297,351 shares	*	*	3,877,455
	Spartan International Index		35,013 shares	*	*	1,171,190

						345,073,907

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

		(c)
		Description of Investment Including				(e)
	(b)	Maturity Date, Rate of Interest, Par		(d)		Current
(a)	Identity of Issue, Borrower, Lessor or Similar Party	or Maturity Value		Cost		Value
	COMMON COLLECTIVE TRUSTS:
	Pyramis Index Lifecycle 2000 Commingled Pool		253,604 units	*	*	2,520,827
	Pyramis Index Lifecycle 2005 Commingled Pool		107,857 units	*	*	1,038,662
	Pyramis Index Lifecycle 2010 Commingled Pool		663,778 units	*	*	6,372,267
	Pyramis Index Lifecycle 2015 Commingled Pool		1,363,056 units	*	*	12,826,357
	Pyramis Index Lifecycle 2020 Commingled Pool		1,571,869 units	*	*	14,083,945
	Pyramis Index Lifecycle 2025 Commingled Pool		1,583,468 units	*	*	14,092,861
	Pyramis Index Lifecycle 2030 Commingled Pool		1,593,257 units	*	*	13,447,092
	Pyramis Index Lifecycle 2035 Commingled Pool		1,024,629 units	*	*	8,617,132
	Pyramis Index Lifecycle 2040 Commingled Pool		768,445 units	*	*	6,370,409
	Pyramis Index Lifecycle 2045 Commingled Pool		559,683 units	*	*	4,650,969
	Pyramis Index Lifecycle 2050 Commingled Pool		220,913 units	*	*	1,815,908

						85,836,429

*	Ryder System, Inc. Common Stock Fund	596,282 cash	1,554,035 shares	*	*	64,575,901

*	Participant Loans	maturing thru 2025	3.25% - 9.5%	*	*	27,662,506

	Investments at Fair Value					$707,257,943

*	Represents a Party In Interest

**	Indicates a participant directed investment; the cost disclosure is not required.

SCHEDULE II
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
December 31, 2009

Total That Constitute Nonexempt Prohibited Transactions

		Contributions	Contributions	Total Fully Corrected
Participant Contributions	Contributions Not	Corrected Outside	Pending Correction	Under VFCP and
Transferred Late to Plan	Corrected	VFCP	in VFCP	PTE 2002-51

$443,266	—	$443,266	—	—

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
Date: May 20, 2010	By:	/s/ Gregory F. Greene
Gregory F. Greene
Executive Vice President, Human Resources

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

23.1	Consent of Independent Registered Certified Public Accounting Firm — PricewaterhouseCoopers LLP